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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number 001-15244
CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

        This report is furnished in relation to Credit Suisse Group's wholly-owned subsidiary, Credit Suisse. It contains as an exhibit the following document to be incorporated by reference in Post-Effective Amendment No. 1 to Credit Suisse Group's Registration Statement on Form F-3 (file no. 333-132936).

Exhibit 99.1	Form of Note for Credit Suisse's Enhanced Participation Securities (EPS)
Exhibit 99.2	Form of Note for Credit Suisse's Reverse Convertible Securities (RCN)
Exhibit 99.3	Form of Note for Credit Suisse's Accelerated Return Equity Securities (ARES)SM
Exhibit 99.4	Form of Note for Credit Suisse's Buffered Accelerated Return Equity Securities (BARES)SM

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Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP (Registrant)
Date: September 21, 2007	By:	/s/ PETER FEENEY Name: Title: Authorized Officer
	By:	/s/ SHARON O' CONNOR Name: Title: Authorized Officer

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